UNITED STATES
SECURITIES AND EXC[...]
Washington



14048625

ANNUAL AUD[...] [...]
FORM X-17A-5
PART III

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SEC FILE NUMBER

8 – 67471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2013   AND ENDING   12/31/2013

         MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CONSTELLATION WEALTH ADVISORS LLC

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Avenue, 19th Floor

(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL TRAMONTANO   (212) 697-2500

                                                                (Area Code - Telephone Number)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

(Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☑ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____PAUL TRAMONTANO_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____CONSTELLATION WEALTH ADVISORS LLC_____ , as of

_____DECEMBER 31, 2013_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
  Constellation Wealth Advisors LLC:

We have audited the accompanying statement of financial condition of Constellation Wealth Advisors LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Constellation Wealth Advisors LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Julius & Associates LLP

New York, New York
February 25, 2014

CONSTELLATION WEALTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 6,800,640
Receivable from clearing broker, including clearing deposit of $500,000	538,416
Due from Affiliate	63,833
Prepaid expenses	129,584
Property and equipment, (net of accumulated depreciation of $191,451)	171,012
Other assets	152,461
TOTAL ASSETS	**$ 7,855,946**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 1,904,541
Total Liabilities	1,904,541
Member's equity	5,951,405
Total member's equity	5,951,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,855,946

The accompanying notes are an integral part of this financial statement.

CONSTELLATION WEALTH ADVISORS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1.   ORGANIZATION

Nature of Business

Constellation Wealth Advisors LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on April 17, 2006. The Company's operations consist primarily of investment advisory, asset management, and principal transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange, and a member of the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the National Futures Association.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company holds its cash and cash equivalents at the financial institutions. Such cash balances, at times, may exceed federally insured limits. The Company believes no significant credit risk exists with respect to its cash and cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Leasehold improvements	15 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Computer equipment	3 years	Straight-line

Depreciation

Depreciation is provided on a straight - line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis.

Investment Advisory and Asset Management Income

Investment advisory and asset management fees are billed quarterly in advance or in arrears and recognized on a pro-rata basis over the quarter to which they pertain.

Income Taxes

No provision for federal and state income taxes has been made for the Company, as it is a limited liability company and is not subject to income taxes. The Company's income or loss is reportable by its member on its tax returns. The Company has accrued its allocable share of New York City unincorporated business tax, which is paid at the parent's level.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2010, 2011, and 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 3.   PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2013 are as follows:

Leasehold improvements	$ 101,461
Computer equipment	137,335
Furniture & fixtures	123,667
	362,463
Less accumulated depreciation	(191,451)
Total	$ 171,012

NOTE 4.   NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital was $5,316,523 which was approximately $5,189,553 in excess of its minimum requirement of $126,970. The Company's net capital ratio was 0.36 to 1.

NOTE 5.   OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker, Pershing LLC, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to the clearance agreement and includes a clearing deposit of $500,000.

NOTE 6.   CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances with one financial institution, First Republic Bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 7.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with an initial non-cancelable term in excess of one year. Aggregate annual rental for office space at December 31, 2013 is as follows:

2014	$ 986,885
2015	998,560
2016	712,070
Total	$ 2,697,515

The leases contain renewal options and escalation clauses. Rent expense for 2013 aggregated to $899,053 and is included in the Occupancy expense line item on the Statement of Operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 9.   RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested using a 3 year cliff. Participants are 100% vested after three years of completed service with the company. Annual contributions to the plan are at the discretion of management and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. For the year ended December 31, 2013, the Company contributed $154,924.20 to the plan.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals. For the year ended December 31, 2013, the Company contributed $145,995.26 to the plan.

NOTE 10.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also

NOTE 10.   GUARANTEES (continued)

defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 11.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. Capital withdrawals for that period were $2,800,000.